Mail Stop 4561

September 12, 2006

VIA U.S. MAIL AND FAX (941) 364-8761

Mr. Wesley R. Edens
Chief Executive Officer and President
Global Signal Inc.
301 North Cattlemen Road, Suite 300
Sarasota, FL 34232-8886

> **Re:** **Global Signal Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 1-32168**

Dear Mr. Edens:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief